May 21, 2014

VIA EDGAR

Mary A. Cole, Senior Counsel

Sheila Stout, Senior Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	KCAP Financial, Inc. – Post-Effective No. 1 to Registration Statement on Form N-2 (File No. 333-187570) (the “Registration Statement”)

Dear Ms. Cole and Ms. Stout:

On behalf of KCAP Financial, Inc. (the “Company”), set forth below are the Company’s responses to the oral comments of the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us on April 21, 2014, regarding the Company’s Registration Statement that was filed with the SEC on March 20, 2014. The Staff’s comments are set forth below and are followed by the Company’s responses.

1. Comment: Please inform the Staff whether the Company has assessed the implications of Rule 3-09 and Rule 4-08(g) of Regulation S-X.

Response: The Company has undertaken an analysis related to Rules 3-09 or 4-08(g) of Regulation S-X and confirms that no additional financial disclosure relating to its investment portfolio is required to be included as a result thereof.

2. Comment: We refer to the section entitled “Fees and Expenses” in the Registration Statement. Please consider whether estimated offering expenses should be discussed in the notes to the financial statements under the caption entitled “Commitments and Contingencies.”

Response: Given that the nature of the Company’s shelf registration statement is a delayed offering of a multitude of securities (as opposed to an immediate  continuous offering of one security), a reasonable estimate of expenses to be incurred in connection with offerings of any or all of the securities therefrom cannot be readily determined, especially in light of the fact that it is not possible to know with any degree of certainty when or even if the Company will seek to conduct an offering pursuant to the shelf registration statement. As a result, any such estimate would be hard to develop with any accuracy, and may, in fact, be misleading.

The ability of the Company to make such an estimate is difficult given the variety of securities that could potentially be offered under the Company’s shelf registration statement (i.e., common stock, preferred stock, warrants and debt securities) as well as the different levels of expenses relating thereto (e.g., the offering expenses incurred in connection with an offering of shares of common stock are very different from the offering expenses incurred in connection with an offering of debt securities).

The Company has reviewed the SEC filings of several operating companies and other business development companies with delayed shelf registration statements and has not seen any estimate comparable to that requested by the SEC staff in the “Commitments and Contingencies” notes to their financial statements.

As a result, the Company respectfully responds that it does not believe that a change to the “Commitments and Contingencies” note to the financial statements contained in the Registration Statement is required in response to the Staff’s comment. However, the Company advises the Staff that it will include a line on the balance sheet for “Commitments and Contingencies” that will reference the notes to the financial statements regarding Commitments and Contingencies” and its discussion of such fees, if any.

3. Comment: We refer to the third paragraph on page 52 of the Registration Statement. Please explain the difference between the $9.75 per share purchase price to the public in the offering described therein and the $9.31125 per share purchase price to a member of the Company’s board of directors in the same offering. In addition, please address this per share purchase price differential in the context of the Big Apple Capital Corporation no-action letter (May 6, 1982).

Response: The Company advises the Staff on a supplemental basis that the member of the board of directors purchased shares at the same 4.5% discount offered to the underwriters. The Company does not believe that the analysis at issue in Big Apple Capital Corporation (pub. avail. May 6, 1982) applies in this context, given that purchase price for the shares was the same for the member of the Company’s board of directors and the underwriters, in the same offering.

4. Comment: We refer to the section entitled “Sales of Common Stock Below Net Asset Value” in the prospectus. We note that the Company’s common stock traded at a significant discount to its net asset value in 2009 and 2010. Please revise the table on page 109 of the Registration Statement to add an example with a 50% discount to the net asset value of the common stock.

Response: The Company has revised the disclosure accordingly.

5. Comment: We refer to footnote 1 to the table set forth under the section entitled “Portfolio Companies” in the prospectus. Please clarify which LIBOR rates are being referenced in this footnote and in other locations in the Registration Statement, including the schedule of investments, where the reference is a general use of the acronym LIBOR. In addition, please provide the stated interest rate in effect at period end instead of a “weighted average annual interest rate” at period end.

Response: The Company’s schedule of investments lists the current weighted average stated interest rate earned on each loan (i.e., current weighted average stated interest rate of all of the tranches underlying the loan) by the Company at the end of the applicable period, plus the components of cash and PIK interest income and the LIBOR spread with respect to each LIBOR based investment. In addition, given the manner in which the debt investments held by the Company function, it is not possible to specify the LIBOR rate (e.g., the 30-day, 60-day or 180-day LIBOR rate) for a particular debt investment. In this regard, the Company’s borrowers have the option to elect various LIBOR rates for portions of the aggregate funds borrowed by them from the Company. Moreover, the Company’s loans typically allow the borrowers to partition the aggregate loan amount into a large number of tranches. For example, a $4 million loan to a portfolio company may be composed four $1 million tranches that accrue interest based on four different LIBOR rates. In such a situation it would be cumbersome for the Company to have to separately list each tranche of the same loan as well as the LIBOR rate that the borrower has elected with respect thereto. Based on the above, the Company does not believe that the requested granular disclosure would be meaningful to investors. However, the Company advises the Staff that it agrees to include the LIBOR floor for each debt investment and additional disclosure regarding the options afforded to its borrowers with respect to the ability to elect various LIBOR rates for portions of the aggregate funds borrowed by them from the Company.

6. Comment: On a going-forward basis, please include the schedule required by Rule 12-14 of Regulation S-X in an appropriate location in the Company’s SEC filings.

Response: The Company advises that it will comply with the Staff’s comments with its next Form 10-K filing.

7.	Comment: The Company's balance sheet includes a line item for the “Notes issued by KCAP Senior Funding I, LLC” that does not separate the different classes of notes. Please consider whether it is necessary to list each class of the notes on the face of the balance sheet or, alternatively, to include a cross reference on the balance sheet to a discussion of the various classes of notes in the notes to the Company’s financial statements.

Response: The Company advises the Staff that it has added a footnote to the balance sheet to cross reference a note to the accompanying financial statements that lists the different classes of notes.

8.	Comment: We refer to footnote 9 of the Company’s schedule of investments which identifies those securities that are qualifying assets for purposes of Section 55(a) of the Investment Company Act of 1940. Consider disclosing the percentage of qualifying assets at the reporting period date.

Response: The Company advises the Staff that information regarding the percentage of qualifying assets at the reporting period date is disclosed in Note 4 – Investments to the notes accompanying the financial statements. Specifically, Note 4 discloses that “[a]t December 31, 2013 and December 31, 2012, the total amount of non-qualifying assets was approximately 19% and 30% of total assets, respectively.” As a result, the Company respectfully does not believe it is necessary to make the requested change.

9.	Comment: We refer to the line item entitled “In excess of net investment income” in the “Financial Highlights” table on page F-20 of the Registration Statement. Please retitle this line item as “Tax Return of Capital.”

Response: The Company has revised the disclosure accordingly.

10.	Comment: We refer to the “Financial Highlights” table on page F-20 of the Registration Statement. Please confirm the line item entitled “Ratio of total expenses to average net assets” includes interest expense.

Response: The Company confirms that the line item entitled “Ratio of total expenses to average net assets” includes interest expense.

11.	Comment: We refer to the fifth paragraph under the heading entitled “Basis of Presentation” on page F-22 of the Registration Statement. Please revise the disclosure therein to clarify that the financial information for the Asset Manager Affiliates is required to be included in the Company’s SEC filings in accordance with Rule 3-09 and Rule 4-08(g) of Regulation S-X, as applicable.

Response: The Company respectfully advises the Staff that such requested disclosure is included in the second sentence of the sixth paragraph under the heading entitled “Basis of Presentation” on page F-22.

12.	Comment: The table on page F-35 of the Registration Statement states that the “Primary Valuation Methodology” for debt securities includes enterprise value, income approach and market approach; however, Note 2 to the financial statements only makes reference to the income approach for valuing debt securities. Please revise Note 2 to the Company’s financial statements to describe the enterprise value and market approach valuation methodologies used for valuing debt securities.

Response: The Company has revised the disclosure accordingly.

13.	Comment: We refer to the “Range of Inputs (Weighted Average)” column on the table included on page F-35 of the Registration Statement. Please provide the weighted average for each line item relating to the “Equity Securities” and “CLO Fund Securities” categories.

Response: The Company has revised the information contained within the table accordingly.

* * *

In connection with responding to the Staff’s comments on the Registration Statement, the Company acknowledges that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	The Company may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0805.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas